SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings PLC
12 September 2024

RYANAIR SHAREHOLDERS APPROVE ALL AGM RESOLUTIONS

Ryanair Holdings plc today (12 Sept.) held its 2024 AGM, during which shareholders approved all resolutions by substantial majorities. Details of the voting is set out in the table below.

2024 AGM Resolutions

		In favour
1.	Consideration of Financial Statements and Reports	100%
2.	Consideration of the Remuneration Report	90%
3.	Declare Final Dividend	100%
4.	Election/Re-election of Directors
(a)	B. Grabowski	100%
(b)	J. Laghrari Laabi	100%
(d)	A. Rudd	100%
(e)	S. McCarthy	95%
(f)	E. Brennan	99%
(g)	R. Brennan	96%
(h)	E. Daly	100%
(i)	G. Doherty	99%
(j)	E. Köstinger	99%
(k)	H. Millar	92%
(l)	A. Nolan	99%
(m)	M. O'Brien	100%
(n)	M. O'Leary	100%
5.	Directors' Authority to fix the Auditors' Remuneration	100%
6.	Directors' Authority to allot Ordinary Shares	93%
7.	Disapplication of Statutory Pre-emption Rights	97%
8.	Authority to Repurchase Ordinary shares	98%

A more detailed breakdown of the results of the proxy votes received, as well as the full text of the resolutions, is available on the website of the Company at https://investor.ryanair.com/investors-shareholders/agm-2024/.

Discretionary proxies representing 0.001% of shares were voted in favour of the resolutions by the meeting's Chairman.

As Roberta Neri resigned from the Board with effect from September 1, 2024, Resolution 4(c) to elect her as a director was moot and was not put to the meeting.

For further info please contact:

Peter Larkin                           Cathal Barry
Ryanair Holdings plc             Drury
Tel: +353 (0) 1 945 1212        Tel: +353 (0) 1 260 5000
larkinp@ryanair.com             ryanair@drury.ie

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:
12 September, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary